UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                    Under The Securities Exchange Act Of 1934
                               (Amendment No.   )*

                              Onstream Media Corp.
                          (Formerly Visual Data Corp.)
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                                (Name of Issuer)

                                  Common Stock
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                          (Title Class Of Securities)

                                   682875109
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                                 (CUSIP Number)

                            DKR Capital Partners LP
                             1281 East Main Street
                          Stamford, Connecticut 06902
                                 (203) 324-8400

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

  X Rule 13d-1(b)
    Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a Reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the notes).

CUSIP No. 682875109                 13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DKR Capital Partners LP.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA
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                5    SOLE VOTING POWER
                     0

                  --------------------------------------------------------------
        	     6   SHARED VOTING POWER
 NUMBER OF       600,000 Private Placement corporate Notes convertible into
  SHARES         600,000 shares of common stock;
BENEFICIALLY     210,000 Warrants to Purchase 210,000 shares of common stock;
 OWNED BY        300,000 additional investment rights to purchase Notes
   EACH          convertible into 300,000 shares of common stock; and
 REPORTING       105,000 Additional investment rights to purchase Warrants
  PERSON         convertible into 105,000 shares of common stock.
   WITH
          --------------------------------------------------------------
                7    SOLE DISPOSITIVE POWER
        	         0
              --------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER
 NUMBER OF      600,000 Private Placement corporate Notes convertible into
  SHARES        600,000 shares of common stock;
BENEFICIALLY    210,000 Warrants to Purchase 210,000 shares of common stock;
 OWNED BY       300,000 Additional Investment Rights to purchase Notes
   EACH         convertible into 300,000 shares of common stock; and
 REPORTING      105,000 Additional Investment Rights to purchase Warrants
  PERSON        convertible into 105,000 shares of common stock.
   WITH
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000 Private Placement corporate Notes convertible into 600,000 shares of common stock;
210,000 Warrants to Purchase 210,000 shares of common stock; 300,000 Additional Investment Rights to purchase Notes convertible into 300,000 shares of common stock; and 105,000 Additional Investment Rights to purchase Warrants convertible into 105,000 shares of common stock.

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%
If the warrants and the notes were exerciseable, the filer would hold over 9.99% of the Common Stock upon conversion and/or exercise. Notwithstanding the fore-going, the warrants and notes provide a limitation on the exercise of such warrants and notes, such that the number of shares of Common Stock that may be acquired by the holder upon exercise and/or conversion of the warrants and notes shall be limited to the extent necessary to ensure that following such exercise and/or conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise and/or conversion) for the purposes of
Section 13(d) of the Exchange Act.
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12  TYPE OF REPORTING PERSON*

IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.

      (A)   NAME OF ISSUER:
            Onstream Media Corp. (Formerly Known as Visual Data Corp.)
      (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            1291 SW 29 Avenue
            Pompano Beach, FL 33069
            USA

ITEM 2.

      (A)   NAME OF PERSON FILING:
            DKR Capital Partners LP.
      (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            1281 East Main Street
            Stamford, CT 06902
      (C)   CITIZENSHIP:
            Delaware, USA
      (D)   TITLE OF CLASS OF SECURITIES:
            Common Stock
      (E)   CUSIP NUMBER:
            682875109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), THE PERSON FILING IS:

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. |X|INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
   INVESTMENT ADVISERS ACT OF 1940
f. Employee Benefit Plan, or Endowment Fund,
g. Parent Holding Company or Control Person,
h. A saving association
i. A church plan that is excluded form the definition of an investment company
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP

      (A)   AMOUNT BENEFICIALLY OWNED:

In aggregate, DKR SoundShore Oasis Holding Fund Ltd beneficialy owns, upon conversion and/or exercise, 972,000 shares of Common Stock.
DKR SoundShore Strategic Holding Fund Ltd. beneficially owns, upon conversion and/or exercise, 243,000 shares of Common Stock.

      (B)   PERCENT OF CLASS:
       9.99%
If the warrants and the notes were exerciseable, the filer would hold over 9.99% of the Common Stock upon conversion and/or exercise. Notwithstanding the fore-going, the warrants and notes provide a limitation on the exercise of such warrants and notes, such that the number of shares of Common Stock that may be acquired by the holder upon exercise and/or conversion of the warrants and notes shall be limited to the extent necessary to ensure that following such exercise and/or conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise and/or conversion) for the purposes of
Section 13(d) of the Exchange Act.

 (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                0
            (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
 NUMBER OF      600,000 Private Placement corporate Notes convertible into
  SHARES        600,000 shares of common stock
BENEFICIALLY    210,000 Warrants to Purchase 210,000 shares of common stock;
 OWNED BY       which expire Dec. 15, 2009
   EACH         300,000 Additional Investment Rights to Purchase Notes
 REPORTING      convertible into 300,000 shares of common stock
  PERSON        105,000 Additional Investment Rights to Purchase Warrants
   WITH         convertible into 105,000 shares of common stock
                (Collectively "Warrants")

            (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                0
            (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
 NUMBER OF      600,000 Private Placement corporate Notes convertible into
  SHARES        600,000 shares of common stock
BENEFICIALLY    210,000 Warrants to Purchase 210,000 shares of common stock;
 OWNED BY       which expire Dec. 15, 2009
   EACH         300,000 Additional Investment Rights to Purchase Notes
 REPORTING      convertible into 300,000 shares of common stock
  PERSON        105,000 Additional Investment Rights to Purchase Warrants
   WITH         convertible into 105,000 shares of common stock
                (Collectively "Warrants")

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
DKR Oasis Management Company L.P. (DKROMC) acts as the Investment Manager to DKR SoundShore Oasis Holding Fund Ltd. As such, DKROMC has the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, such security. DKR Capital Partners L.P. is the managing General Partner to DKROMC and the investment manager to DKR SoundShore Strategic Holding Fund Ltd.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION

THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: February 14, 2005

/s/ Barbara Burger